UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,491,543
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,491,543
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,543
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,491,543
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,491,543
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,543
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,386
	8.	Shared Voting Power 6,190,691
	9.	Sole Dispositive Power 22,386
	10.	Shared Dispositive Power 6,190,691

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,213,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	Page 7 of 10 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on September 8, 2022 as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1. The third sentence of the first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

Mr. Lynch, Justin C. Jacobs, and Eric Yanagi are the management committee directors of the Fund II GP and, together with Deven Petito, are the management committee directors of the Fund III GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.”

2. Paragraphs (b) and (c) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

(b) The business address of Mr. Lynch, Mr. Jacobs and Mr. Petito, and the address of the principal business and the principal office of the Fund II GP, the Fund III GP, Fund II and Fund III, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831. The business address of Mr. Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

(c) The principal business of the Fund II GP is acting as the sole general partner of Fund II and the principal business of the Fund III GP is acting as the sole general partner of Fund III. The principal business of each of Fund II and Fund III is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the Fund II GP, the Fund III GP and Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the Fund II GP and the Fund III GP and is located at 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

3. The second paragraph of Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

The Fund III GP, Fund III and Mr. Lynch acquired beneficial ownership of an aggregate of 1,491,543 shares of Common Stock for $7,668,363.16 using working capital from Fund III and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Fund III with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

CUSIP No. 65540B105	Page 8 of 10 Pages

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 46,357,830 shares of Common Stock issued and outstanding as of May 5, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended April 4, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 25, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Fund II GP and Fund II beneficially owns 4,699,148 shares of Common Stock, or approximately 10.1% of the outstanding shares of Common Stock, each of the Fund III GP and Fund III beneficially owns 1,491,543 shares of Common Stock, or approximately 3.2% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 6,213,077 shares of Common Stock, or approximately 13.4% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 6,213,077 shares of Common Stock, or approximately 13.4% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Fund III as set forth in the table below, effected any transaction in shares of the Common Stock from March 26, 2023 (the date 60 days prior to the filing of this Schedule 13D) to May 25, 2023 (the “Reporting Period”).

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
03/29/2023	5,000	4.6350
04/06/2023	1,833	4.6318
04/24/2023*	2,800	7.5000
04/25/2023*	6,900	7.5000
04/26/2023	107,439	4.6538
05/11/2023*	53,000	7.5000
05/12/2023*	2,500	7.5000
05/15/2023*	2,600	7.5000
05/16/2023*	139,000	7.5000
05/18/2023*	3,800	7.5000
05/19/2023*	12,500	7.5000
05/22/2023*	12,900	7.5000
05/23/2023*	18,800	7.5000
05/24/2023*	500	7.5000

*	Effected pursuant to the assignment of Put Options (as defined in Item 6).

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, Fund III sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

CUSIP No. 65540B105	Page 9 of 10 Pages

5. The first two paragraphs and the table of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by Fund III during the Reporting Period that are outstanding as of May 25, 2023. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share ($)	Number of Underlying Shares (100s)	Strike Price per Share ($)	Expiration Date
03/30/2023	2.9000	24	7.50	11/17/2023
03/31/2023	2.8000	10	7.50	11/17/2023
04/24/2023	2.8000	271	7.50	11/17/2023
04/25/2023	2.8000	557	7.50	11/17/2023
04/25/2023	2.8274	62	7.50	11/17/2023

Each Put Option gives the holder the right (but not the obligation) to sell to the Fund and require the Fund to purchase, on or before the expiration date, the number of underlying shares of Common Stock, at a purchase price per share equal to the strike price. If a Put Option is assigned (exercised) on or before its expiration date, the Fund must purchase the shares of Common Stock underlying such Put Option in exchange for the aggregate exercise price.

6. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 65540B105	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 25, 2023

MILL ROAD CAPITAL II, L.P.
By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III, L.P.
By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch